Interactive Therapeutics, Inc.
(Formerly Tabatha I, Inc.)
1117 Herkimer Street
Houston, Texas 77008
(713) 802-2944

November 16, 2005

Securities and Exchange Commission
450 5th Street N.W., Mail Stop 04-06
Washington, D.C. 20549

Re:	Interactive Therapeutics, Inc. Registration Statement on Form 10-SB File No. 001-32688 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Interactive Therapeutics, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form 10-SB (File No. 001-32668), filed on November 8, 2005 together with all exhibits thereto (collectively, the "Registration Statement").

    Prior to filing this registration statement the Company voluntarily filed its reports with the Securities and Exchange Commission under File No: 000-31743. Upon the request of the staff, the Company will file a new Form 10-SB without putting a file number in the header, so that Edgar can assign a new file number for that registration statement.

The Registration Statement has not been declared effective and no shares have been sold pursuant to the Registration Statement.

Sincerely,

INTERACTIVE THERAPEUTICS, INC.

By: /s/ J. Leonard Ivins
J. Leonard Ivins,
Chief Executive Officer